Exhibit 99.1

Moolec Announces New Patent Granting in the United States For Molecular Farming Platform

Luxembourg. April 30, 2024 - Moolec Science SA (NASDAQ: MLEC; “Company”; “Moolec”), a Molecular Farming food-ingredient company, announced today the granting of a patent family in the United States for its SPC2 product produced in safflower with Molecular Farming technology. This new patent adjudication will give the company, through its US sole owned subsidiary AG Biomolecules LLC, exclusivity for the use of the technology until 2041. Find the link to the patent here: https://image-ppubs.uspto.gov/dirsearch-public/print/downloadPdf/11965169

Moolec, whose technological platform has been under development for more than a decade, is known for pioneering the production of a bovine protein in a crop for the food industry. With the development and commercialization of the world’s first product for the food industry using Molecular Farming, Moolec shattered barriers and revealed the potential of this groundbreaking technology in the industrial biotech sector. This milestone transcended the limitations of traditional biotech practices, opening doors to innovation previously confined to pharmaceuticals.

The recently patented technology encompasses safflower plants, inclusive of their seeds, engineered with specific DNA sequences (transgenic event) aimed at improving the expression of bovine chymosin in safflower seeds.

Amit Dhingra, Moolec Science’s Chief Science Officer, emphasized: “This new family of patents not only ensures intellectual property protection for our product but also represents a platform for additional opportunities for Moolec’s safflower platform”. He then finished by saying: “It positions us to produce new proteins and products, leveraging the unique attributes of this crop. Moolec remains committed to innovative advancements in sustainable biotechnology, driving impactful change across food industries.”

Additionally, the patent extends to cover the DNA vectors utilized for transforming the safflower plant and the DNA sequences required for detecting the transgenic event.

While the patent has been successfully secured in the United States, a parallel application has been submitted in Argentina, a crucial strategic territory for Moolec’s safflower technology initiatives. Although the Argentinian patent application is currently pending, the patent family boasts a lifespan extending until 2041.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins, for good and for all. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Contacts:

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